Exhibit 99.1

Volvo Offers Alcohol Testing Equipment to Sweden-Bound Ferries

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 16, 2006--The Volvo Group (NASDAQ:VOLVF)(NASDAQ:VOLVY)(STO:VOLVA)(STO:VOLVB) will offer shipping companies the opportunity to equip ferries serving Sweden with special breathalyzer equipment at no cost. The idea is that truck and bus drivers who use the ferries will be able to voluntarily check that they are under Swedish alcohol limits. Volvo presented its plans today to the Swedish Infrastructure Minister Ulrika Messing at a meeting in Stockholm with the national association for zero vision.

Over the past few years, there have been several serious accidents involving foreign vehicles driven by drivers who have been intoxicated. One of the most widely reported of these occurred outside Ystad in October 2004, when an intoxicated Hungarian truck driver who had arrived by ferry from Poland crashed into oncoming traffic and killed five people. Statistics from the police in Skane in southern Sweden also show that the percentage of intoxicated drivers who drive off the ferry in Ystad has increased sharply. As of March this year, the number of drivers arrested in the port at Ystad for driving under the influence of alcohol has more than doubled compared with the year-earlier period, from 14 to 32. Roughly 60 percent of the arrested were driving trucks.

To reduce the risk that drivers of heavy vehicles drive while under the influence of alcohol, Volvo decided to offer shipping companies that serve Sweden to equip their ferries at no cost with special breathalyzers of the same type that Volvo provides for its heavy vehicles. Printed material explaining the dangers of driving after drinking alcohol, and the relevant Swedish regulations, will be placed near the testing equipment.

"This will give professional drivers a quick and easy way to find out if they've had too much to drink to drive in Sweden," says Ulf Magnusson, President of Volvo's Nordic market company. The traffic section of the Skane police is very positive to Volvo's plans. "This is excellent," says Leif Andersson, head of the traffic section for the police in Skane. "With regard to trucks and buses, we are dealing with enormous forces and i welcome all initiatives that can contribute to reducing the number of intoxicated drivers on our highways."

May 16, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
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